Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)
Minneapolis, Minnesota

Financial Statements and Additional Information
Years Ended December 31, 2020 and 2019

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Balance Sheets
December 31, 2020 and 2019

Assets		2020		2019
Cash	$	136,491	$	99,054
Deposit with clearing organization		21,212		21,198
Securities owned, at market		569,022		586,795
Receivable from clearing organization		234,075		7,633
Right of use asset		59,127		103,647
Prepaid expenses and other		38,664		68,632
TOTAL ASSETS	$	1,058,591	$	886,959

Liabilities and Stockholder's Equity				
Liabilities:				
Accrued commissions and bonus	$	164,762	$	56,798
Due to related party		-		33,231
Lease liability		59,378		102,141
Paycheck protection program loan		156,032		-
Other accrued liabilities		21,668		28,976
Total liabilities		401,840		221,146
Stockholder's equity:				
Common shares - Par value $.10 per share				
Authorized - 100,000 shares				
Issued and outstanding - 63,000 shares		6,300		6,300
Additional paid-in capital		221,916		221,916
Retained earnings		428,535		437,597
Total stockholder's equity		656,751		665,813
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,058,591	$	886,959

See accompanying notes to financial statements.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Income
Years Ended December 31, 2020 and 2019

	2020	2019
Revenue:		
Commissions	$ 2,098,092	$ 2,001,605
Firm trading gains (losses)	5,029	(60,792)
Interest income and other	12,496	19,805
Total revenue	2,115,617	1,960,618
Expenses:		
Commissions and compensation	1,611,371	1,547,802
Clearing fees	263,299	247,164
Communications	71,288	82,129
Occupancy	90,814	68,742
Regulatory and professional fees	64,641	72,523
Other	23,266	50,311
Total operating expenses	2,124,679	2,068,671
Net income (loss)	$ (9,062)	$ (108,053)

See accompanying notes to financial statements.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Stockholder's Equity
Years Ended December 31, 2020 and 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2019	$ 6,300	$ 221,916	$ 600,743	$ 828,959
Distributions to stockholder	-	-	(55,093)	(55,093)
Net loss	-	-	(108,053)	(108,053)
Balances at December 31, 2019	6,300	221,916	437,597	665,813
Net loss	-	-	(9,062)	(9,062)
Balances at December 31, 2020	$ 6,300	$ 221,916	$ 428,535	$ 656,751

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Increase (decrease) in cash:		
Cash flows from operating activities:		
Net income (loss)	$ (9,062)	$ (108,053)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Net operating cash flows from operating leases	1,757	(1,506)
Changes in operating assets and liabilities:		
Deposit with clearing organization	(14)	(150)
Securities owned, at market	17,773	448,675
Receivable from clearing organization	(226,442)	6,062
Prepaid expenses and other	29,968	97,825
Accrued commissions and bonus	107,964	7,213
Due to related party	(33,231)	(322,031)
Other accrued liabilities	(7,308)	(42,531)
Total adjustments	(109,533)	193,557
Net cash provided by (used in) operating activities	(118,595)	85,504
Cash flows from financing activities:		
Proceeds from paycheck protection program loan	156,032	-
Distributions	-	(55,093)
Net cash provided by (used in) operating activities	156,032	(55,093)
Net change in cash	37,437	30,411
Cash at beginning of year	99,054	68,643
Cash at end of year	$ 136,491	$ 99,054
Noncash activities:		
Additions to ROU asset obtained from:		
Operating lease liability	$ -	$ 129,720

See accompanying notes to financial statements.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

Principal Business Activity

Van Clemens & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Hart Securities Corporation (the "Parent").

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and a money market fund. The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Securities Owned

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in the firm trading profit. Securities owned include U.S. equity securities and warrants issued in conjunction with private placement activities. Market value for equity securities is generally based on listed market prices and classified as Level 1 of the fair value hierarchy. Warrants and stock owned in companies not publicly traded are carried at estimated fair value but generally do not have a readily available market and are classified as Level 3 of the fair value hierarchy. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and unadjusted third-party transactions. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies (Continued)

Paycheck Protection Program Loan

In March 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act created and funded the Small Business Administration (SBA) Paycheck Protection Program (PPP) to provide the loans designated to help small businesses cover their near-term operating expenses and provide an incentive to retain their employees during the COVID-19 pandemic. The Company applied for and received a PPP loan in the amount of $156,032 that may be partially or fully forgiven based on satisfying the terms and conditions of the program.

The portion of the loan that is forgiven by the SBA will be reflected as debt forgiveness income in the period in which forgiveness is granted. If the criteria are not met, payments are required on the portion of the loan that is not forgiven in accordance with the terms disclosed in Note 5.

The Company anticipates the entire balance of the PPP loan will be forgiven. However, as of the date of the issuance of these financial statements, the forgiveness application has not yet been approved by the SBA, thus no determination of forgiveness can be made.

Revenue Recognition

Commission income and related clearing expenses are recorded on a trade date basis. Revenues and related expenses from the sale of private placements are recognized on the closing date.

Income Taxes

The stockholders of the Parent have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). Instead, the stockholders of the Parent report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. No provision has been made for corporate income taxes.

Income tax returns for the years ended 2019, 2018, and 2017 have not been examined by the applicable federal and state tax authorities. The Company has not yet filed its income tax returns for the year ended December 31, 2020.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements

ASU No. 2018-13, changes to the *Disclosure Requirements for Fair Value Measurements*. This standard modifies the disclosure requirements on fair value measurements, which includes removing the following disclosures: 1) amount of and reason for transfers between Level 1 and Level 2 of the fair value hierarchy; 2) the policy for timing and transfer between levels; and 3) the valuation processes for Level 3 fair value measurements. The standard also modifies the following disclosure requirements: 1) requires for investments in certain entities that calculate net asset value to disclose the timing of liquidation of an investee's assets and the date when restrictions from redemption might lapse only if publicly communicated by the investee; and 2) clarifies the details of information necessary in the disclosure of uncertainties in the measurement of fair value as of the reporting date. Lastly, this standard adds the following disclosure requirements: 1) the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements. The Company adopted this new standard for the year ended December 31, 2020 and has retrospectively applied the amendments to the fair value disclosure in Note 10, except for the changes in unrealized gains and losses for recurring Level 3 fair value measurements, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty, which were applied prospectively. This standard did not have a significant impact on the Company's financial statements.

Subsequent Events

Subsequent events have been evaluated through February 26, 2021, which is the date the financial statements were available to be issued.

Note 2: Warrants

The Company received warrants as part of a private placement offering for a customer. The warrants provide the Company with exposure to and potential gains upon appreciation of the stock valuation of the private placement customer. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As the expiration date approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, the Company could potentially lose its entire investment in the warrant.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 2: Warrants (Continued)

As of December 31, 2019, the Company had 12,084 warrants outstanding and were considered "in the money" with an estimated fair value of $30,210. The warrants expired on March 1, 2020. All "in the money" warrants were carried at estimated fair value as of December 31, 2019 and were recorded as "Securities owned, at market" on the Balance Sheet. There were no outstanding warrants as of December 31, 2020.

During 2020, 12,084 warrants with a strike price of $3.00 per share and an estimated fair value of $5.50 per share expired prior to being exercised. As a result of the warrants expiration, the Company recognized a loss of $15,105 in the 2020 statement of income. During 2019, the Company exercised 17,050 warrants with a strike price of $1.50 per share and an estimated fair value of $5.50 per share. During 2019, 17,050 warrants with a strike price of $1.50 per share and an estimated fair value of $5.50 per share expired prior to being exercised. As a result of the warrants expiration, the Company recognized a loss of $68,200 in the 2019 statement of income.

As part of the private placement transaction, a portion of the warrants received by the Company were assigned to related parties. Approximately 50% of all warrants have been assigned to related parties. The Company had recorded a receivable from related parties totaling $18,126 as of December 31, 2019 for the strike price of the assigned and unexercised warrants. Additionally, as of December 31, 2019, the Company had recorded a liability of $33,231 which represented the net fair value of the "in the money" warrants for warrants due to related parties. In the event of a decrease in the estimated fair value of the warrants, the liability for amounts due to related parties would have also decreased. There were no such receivables or payables at December 31, 2020 as the related warrants had expired.

Note 3: Receivable From Clearing Organization

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on the trade date and recorded as a receivable by the Company. The receivable is generally paid within 30 days of the trade date. The Company is required to maintain a minimum $18,000 deposit with the organization to collateralize certain transactions.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 4: Operating Lease

As of January 1, 2019, the Company adopted ASU 2016-02 (Topic 842) on a prospective basis using the effective date method. The operating lease right of use asset (ROU) represents the right to use an underlying asset during the lease term, while the operating lease liability represents the obligation to make lease payments arising from the lease. The ROU asset and liability are recognized at lease commencement based on the present value of the remaining lease payments considering a discount rate that represents the Company's incremental borrowing rate (5.5% in 2019). Operating lease expense is recognized on a straight-line basis over the lease term and is recognized in occupancy on the statements of income.

The Company leases office space under a non-cancelable operating lease agreement with a remaining term of 15 months. Total lease expense recognized was $90,443 in 2020 and $67,404 in 2019. Future undiscounted lease payments as of December 31, 2020 are as follows:

2021	$	48,945
2022		12,644
Total undiscounted lease payments		61,589
Less: imputed interest		(2,211)
Total lease liabilities	$	59,378

Note 5: Paycheck Protection Program Loan

At December 31, 2020, the Company has a note payable outstanding under the SBA PPP of the Coronavirus, Aid, Relief, and Economic Security Act, dated May 8, 2020 with an outstanding balance of $156,032. The note bears interest at a fixed rate of 1.0% and matures May 8, 2022. Regular payments have been deferred under the terms of the note as the forgiveness application is in process, but not yet approved by the SBA.

Note 6: 401(k) Plan

The Company sponsors a 401(k) plan covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions, plus safe harbor matching employee contributions, of up to 4% of compensation. The total employer contributions charged to operations under the plan were $38,406 and $42,374 for the years ended December 31, 2020 and 2019, respectively.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 7: Commitments, Contingencies, and Credit Risk

Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits.

In the normal course of business, the Company maintains cash with a national bank. At times, balances in these accounts may exceed the Federal Deposit Insurance Corporation's insured limit of $250,000. Management believes this national bank has a strong credit rating and that the credit risk related to these deposits is minimal.

Contingencies

Various legal and regulatory claims may arise from time to time in the normal course of business. In the opinion of management, any liability resulting from such proceedings would not have a material impact on the consolidated financial statements.

Note 8: Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $295,905 and a net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020, was 0.63 to 1. The SEC permits a ratio of no greater than 15 to 1. Furthermore, net capital may not be withdrawn, or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital exceeds 10 to 1.

Note 9: Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 10: Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring or nonrecurring basis, as well as the classification of the assets within the fair value hierarchy. Generally accepted accounting principles (GAAP) define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by generally accepted accounting principles, are used to measure fair value.

Securities owned - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include, among others, trust preferred securities that are not traded in a market. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security or the most recent offering price.

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

| | Assets Measured at Fair Value | Recurring Fair Value Measurements Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2020				
Assets - Securities owned	$ 569,022	$ 293,884	$ -	$ 275,138
2019				
Assets - Securities owned	$ 586,795	$ 281,454	$ -	$ 305,341

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Notes to Financial Statements

Note 10: Fair Value Measurements (Continued)

The Company owned stock in an unrelated company that was not publicly traded with an estimated fair value of $275,138 and $275,131 as of December 31, 2020 and 2019. Warrants with an estimated fair value of $30,210 were considered "in the money" as of December 31, 2019. There were no warrants owned as of December 31, 2020. The stock and warrants have been valued using unadjusted third-party transaction values. As a result, there were no unobservable inputs that have been internally developed by the Company in determining the fair values of its investments as of December 31, 2020 and 2019.

Additional Information

Van Clemens & Co., Inc.
(A Wholly Owned Subsidiary of Hart Securities Corporation)

Schedule I: Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2020

Net capital:		
Total stockholder's equity	$	656,751
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily convertible to cash		275,138
Net Right of use asset		(251)
Prepaid expenses and other assets		41,876
Total nonallowable assets		316,763
Net capital before haircuts on securities positions		339,988
Haircuts on securities		(44,083)
Net capital	$	295,905
Aggregate indebtedness:		
Items included in balance sheet:		
Liabilities	$	245,808
Less: lease liability		(59,378)
Total aggregate indebtedness	$	186,430
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$	12,429
Minimum dollar requirement		100,000
Net capital requirement	$	100,000
Excess net capital	$	195,905
Ratio: Aggregate indebtedness to net capital		.63 to 1.0

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited amended December 31, 2020, Part IIA FOCUS filed in February 2021.



Report of Independent Registered Public Accounting Firm

Board of Directors
Van Clemens & Co., Inc.
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Van Clemens & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Van Clemens & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Van Clemens & Co., Inc. stated that Van Clemens & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Van Clemens & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Van Clemens & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Minneapolis, Minnesota
February 26, 2021

Van Clemens & Co., Inc.'s Exemption Report

Van Clemens & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2020 without exception.

Van Clemens & Co., Inc.

I, Basil Joseph, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CFO/COO

February 26, 2021

1

WIPFLI

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Van Clemens & Co., Inc.
Minneapolis, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Van Clemens & Co., Inc. and the SIPC, solely to assist you and SIPC in evaluating Van Clemens & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Van Clemens & Co., Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from Van Clemens & Co., Inc., noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from Van Clemens & Co., Inc.'s supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Van Clemens & Co., Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Van Clemens & Co., Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Minneapolis, Minnesota
February 26, 2021